UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Martha Stewart Living Omnimedia, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

573083102

(CUSIP number)

Daniel Taitz

Martha Stewart Living Omnimedia, Inc.

601 West 26th Street

New York, New York 10001

(212) 827-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 573083102	Page 2 of 7 Pages

(1)	Names of reporting persons Martha Stewart
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,433,916 shares of Class A Common Stock (1)
(6) Shared voting power 26,753,655 shares of Class A Common Stock (2)
(7) Sole dispositive power 1,433,916 shares of Class A Common Stock (1)
(8) Shared dispositive power 26,753,655 shares of Class A Common Stock (2)
(9)	Aggregate amount beneficially owned by each reporting person 28,187,571 shares of Class A Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 41.7% (3)
(12)	Type of reporting person (see instructions) IN

(1)	Includes (i) 4,100 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of Martha Stewart Living Omnimedia, Inc. (the “Company”) held directly by the Reporting Person, (ii) 1,400,000 shares of Class A Common Stock which are subject to options exercisable by the Reporting Person, and (iii) 29,816 shares of Class A Common Stock held by the Martha Stewart 1999 Family Trust (the “1999 Trust”), of which the Reporting Person is the sole trustee.

(2)	Includes (i) 721,112 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation (the “Foundation”), of which the Reporting Person is a co-trustee, (ii) 37,270 shares of Class A Common Stock held by the Martha Stewart 2000 Family Trust (the “2000 Trust”), of which the Reporting Person is a co-trustee, (iii) 10,648 shares of Class A Common Stock held by M. Stewart, Inc., the general partner of Martha Stewart Partners, L.P., of which the Reporting Person is the sole director, and (iv) 25,984,625 shares of Class B Common Stock, par value $0.01 per share of the Company (the “Class B Common Stock”), each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by Martha Stewart Family Limited Partnership (“MSFLP”) and indirectly owned by the Reporting Person as the sole general partner of MSFLP.

(3)	Based upon a total of 40,252,042 shares of Class A Common Stock, consisting of (i) 29,252,042 shares of Class A Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2011 and (ii) 11,000,000 shares of Class A Common Stock issued to J.C. Penney Corporation, Inc., on December 6, 2011, as reported in the Company’s Current Report on Form 8-K filed December 12, 2011, and assumes (a) the conversion of 25,984,625 shares of Class B Common Stock and (b) the exercise of options to purchase 1,400,000 shares of Class A Common Stock held by Ms. Stewart, but assumes no other exercises or conversions of any other derivative or convertible securities relating to Class A Common Stock.

SCHEDULE 13G/A

CUSIP No. 573083102	Page 3 of 7 Pages

(1)	Names of reporting persons The Martha Stewart Family Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 shares of Class A Common Stock
(6) Shared voting power 25,984,625 shares of Class A Common Stock (4)
(7) Sole dispositive power 0 shares of Class A Common Stock
(8) Shared dispositive power 25,984,625 shares of Class A Common Stock (4)
(9)	Aggregate amount beneficially owned by each reporting person 25,984,625 shares of Class A Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(11)	Percent of class represented by amount in Row (9) 39.2% (5)
(12)	Type of reporting person (see instructions) PN

(4)	Represents 25,984,625 shares of Class B Common Stock, each of which is convertible at the option of the holder into an equivalent number of shares of Class A Common Stock.

(5)	Based upon a total of 40,252,042 shares of Class A Common Stock, consisting of (i) 29,252,042 shares of Class A Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2011 and (ii) 11,000,000 shares of Class A Common Stock issued to J.C. Penney Corporation, Inc., on December 6, 2011, as reported in the Company’s Current Report on Form 8-K filed December 12, 2011, and assumes the conversion of 25,984,625 shares of Class B Common Stock, but assumes no other exercises or conversions of any other derivative or convertible securities relating to Class A Common Stock.

Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer:

Martha Stewart Living Omnimedia, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

601 West 26th Street, New York, New York 10001

Item 2.

(a)	NAME OF PERSONS FILING:

This Schedule 13G is being filed by and on behalf of the following persons:

(i) Martha Stewart; and

(ii) Martha Stewart Family Limited Partnership (“MSFLP”)

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

601 West 26th Street, New York, New York 10001

(c)	CITIZENSHIP:

Martha Stewart is a United States citizen. MSFLP is a limited partnership organized under the laws of the State of Connecticut.

(d)	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”)

(e)	CUSIP NUMBER:

573083102

Item 3.	Not applicable as this Schedule is filed pursuant to Rule 13d-1(d)

Item 4.	Ownership

(a)	Amount beneficially owned:

MARTHA STEWART: As of December 31, 2011, the Reporting Person may be deemed to beneficially own 28,187,571 shares of Class A Common Stock. This number includes (i) 4,100 shares of Class A Common Stock held directly by the Reporting Person, (ii) 1,400,000 shares of Class A Common Stock which are subject to options exercisable by the Reporting Person, (iii) 29,816 shares of Class A Common Stock held by the 1999 Trust, of which the Reporting Person is the sole trustee, (iv) 721,112 shares of Class A Common Stock held by the Foundation, of which the Reporting Person is a co-trustee, (v) 37,270 shares of Class A Common Stock held by the 2000 Trust, of which the Reporting Person is a co-trustee, (vi) 10,648 shares of Class A Common Stock held by M. Stewart, Inc., the general partner of Martha Stewart Partners, L.P., of which the Reporting Person is the sole director, and (vii) 25,984,625 shares of Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by the Reporting Person as the sole general partner of MSFLP.

As of December 31, 2011, the 1,433,916 shares of Class A Common Stock owned directly by Ms. Stewart are subject to a revocable proxy, dated as of October 6, 2004, held by Alexis Stewart. In addition, pursuant to a power of attorney dated October 6, 2004, Ms. Stewart appointed Alexis Stewart as her attorney-in-fact.

MSFLP: 25,984,625 shares of Class A Common Stock. This number represents 25,984,625 shares of Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock. As of December 31, 2011, the 25,984,625 shares of Class B Common Stock owned directly by MSFLP are subject to a revocable proxy, dated October 6, 2004, held by Alexis Stewart.

Page 5 of 7 Pages

(b)	Percent of class:

MARTHA STEWART: 41.7% (assumes (i) the conversion of 25,984,625 shares of Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock and (ii) the exercise of 1,400,000 options held by Ms. Stewart, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Class A Common Stock (calculated based upon a total of 40,252,042 shares of Class A Common Stock, consisting of (i) 29,252,042 shares of Class A Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2011 and (ii) 11,000,000 shares of Class A Common Stock issued to J.C. Penney Corporation, Inc., on December 6, 2011, as reported in the Company’s Current Report on Form 8-K filed December 12, 2011).

MSFLP: 39.2% (assumes the conversion of all 25,984,625 shares of Class B Common Stock, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Class A Common Stock (calculated based upon a total of 40,252,042 shares of Class A Common Stock, consisting of (i) 29,252,042 shares of Class A Common Stock outstanding as of November 3, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2011 and (ii) 11,000,000 shares of Class A Common Stock issued to J.C. Penney Corporation, Inc., on December 6, 2011, as reported in the Company’s Current Report on Form 8-K filed December 12, 2011).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

MARTHA STEWART: 1,433,916 shares, including (i) 4,100 shares of Class A Common Stock held directly by the Reporting Person, (ii) 1,400,000 shares of Class A Common Stock which are subject to options exercisable by the Reporting Person, and (iii) 29,816 shares of Class A Common Stock held by the 1999 Trust, of which the Reporting Person is the sole trustee.

MSFLP: 0 shares of Class A Common Stock.

(ii)	Shared power to vote or to direct the vote:

MARTHA STEWART: Ms. Stewart shares voting power with respect to the 26,753,655 shares of Class A Common Stock as follows: (i) Ms. Stewart, as a co-trustee, shares voting power with Alexis Stewart, a co-trustee, with respect to the 721,112 shares of Class A Common Stock held by the Foundation, (ii) Ms. Stewart, as a co-trustee, shares voting power with Lawrence Shire, a co-trustee, of the 2000 Trust, with respect to the 37,270 shares of Class A Common Stock held by the 2000 Trust, (iii) Ms. Stewart shares voting power with M. Stewart, Inc. (of which Ms. Stewart is sole director and executive officer) with respect to the 10,648 shares of Class A Common Stock owned by M. Stewart, Inc, the general partner of Martha Stewart Partners, L.P., of which the Reporting Person is the sole director, and (iv) Ms. Stewart shares voting power with MSFLP with respect to the 25,984,625 shares of Class B Common Stock held indirectly by Ms. Stewart as the sole general partner of MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock.

MSFLP: 25,984,625 shares, representing 25,984,625 shares of Class B Common Stock, each of which is convertible at the option of the holder into an equivalent number of shares of Class A Common Stock.

(iii)	Sole power to dispose or to direct the disposition:

MARTHA STEWART: 1,433,916 shares, including (i) 4,100 shares of Class A Common Stock held directly by the Reporting Person, (ii) 1,400,000 shares of the Company’s Class A Common Stock which are subject to options exercisable by the Reporting Person, and (iii) 29,816 shares of Class A Common Stock held by the 1999 Trust, of which the Reporting Person is the sole trustee.

MSFLP: 0 shares of Class A Common Stock.

Page 6 of 7 Pages

(iv)	Shared power to dispose or to direct the disposition:

MARTHA STEWART: Ms. Stewart shares dispositive power with respect to the 26,753,655 shares of Class A Common Stock as follows: (i) Ms. Stewart, as a co-trustee, shares dispositive power with Alexis Stewart, a co-trustee, with respect to the 721,112 shares of Class A Common Stock held by the Foundation, (ii) Ms. Stewart, as a co-trustee, shares dispositive power with Lawrence Shire, a co-trustee, of the 2000 Trust, with respect to the 37,270 shares of Class A Common Stock held by the 2000 Trust, (iii) Ms. Stewart shares dispositive power with M. Stewart, Inc. (of which Ms. Stewart is sole director and executive officer) with respect to the 10,648 shares of Class A Common Stock owned by M. Stewart, Inc, the general partner of Martha Stewart Partners, L.P., of which the Reporting Person is the sole director, and (iv) Ms. Stewart shares dispositive power with MSFLP with respect to the 25,984,625 shares of Class B Common Stock held indirectly by Ms. Stewart as the sole general partner of MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock.

MSFLP: 25,984,625 shares, represents 25,984,625 shares of Class B Common Stock, each of which is convertible at the option of the holder into an equivalent number of shares of Class A Common Stock.

Except as provided herein, no person other than each respective owner referred to herein of Class A Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Lawrence Shire and Martha Stewart, as a co-trustees of the 2000 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 37,270 shares of Class A Common Stock owned by the 2000 Trust. M. Stewart, Inc., of which Martha Stewart is the sole director and an executive officer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 10,648 shares of Class A Common Stock owned by M. Stewart, Inc. Alexis Stewart and Martha Stewart, as a co-trustees of the Foundation, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 721,112 shares of Class A Common Stock owned by the Foundation.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

By virtue of the relationships described in Item 4(a) above, Ms. Stewart and MSFLP may be deemed to have become members of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. Each of the Foundation, M. Stewart, Inc., the 1999 Trust, the 2000 Trust, Alexis Stewart (both as an individual and as a co-trustee of the Foundation) and Lawrence Shire (as a co-trustee of the 2000 Trust), report separately on Schedules 13D.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	/s/ Martha Stewart
Martha Stewart

THE MARTHA STEWART FAMILY LIMITED PARTNERSHIP

	By:	/s/ Martha Stewart
Martha Stewart